Exhibit 32

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Simon Property Group, L.P., on Form 10-K/A for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the ''Report''), each of the undersigned, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Simon Property Group, L.P.

/s/ DAVID SIMON
_____

David Simon
Chairman of the Board of Directors
and Chief Executive Officer of
Simon Property Group, Inc., General Partner
May 8, 2009

/s/ STEPHEN E. STERRETT
_____

Stephen E. Sterrett
Executive Vice President and
Chief Financial Officer of
Simon Property Group, Inc., General Partner
May 8, 2009